Exhibit 99.1

WESTERN COPPER AND GOLD PROVIDES INFRASTRUCTURE UPDATE

VANCOUVER, BC, April 10, 2025 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) is pleased to provide an update on several infrastructure initiatives supporting the development of its Casino Copper-Gold Project ("Casino Project").

Sandeep Singh, President and Chief Executive Officer, stated: "Infrastructure is obviously a key piece of the puzzle to bring the Casino Project into production. Reciprocally, the Casino Project is an important lynchpin to improve the infrastructure of the Yukon and the neighboring north. The required initiatives will take time to unfold, but we are pleased with the overall direction of travel with respect to infrastructure and with the Yukon government's commitment to sustainable mining.

Further, these past several weeks have clearly been disruptive and volatile from an overall economic standpoint. But that volatility has also underscored two specific positive aspects of the Casino Project. First, we have often said that the copper-gold commodity mix makes our project highly resilient. That resilience has shown itself to be incredibly valuable in the last year as the gold price has risen nearly US$750 per ounce. Second, we believe that the groundswell of support politically for mining, and a growing understanding of its role in a more self-reliant Canadian economy, also bodes well for the Casino Project."

B.C.-Yukon Grid Connect Project

On September 17, 2024, Natural Resources Canada ("NRCan") conditionally approved $40 million in funding to advance pre-feasibility work for a high-voltage transmission energy corridor connecting the isolated Yukon electrical grid to the North American grid in British Columbia. Western is pleased to report that the conditions for this funding have been met by the Yukon Development Corporation ("YDC"), an entity of the Government of Yukon, which included a 25% YDC funding commitment over and above the $40 million from NRCan. Subsequently, a contribution agreement with NRCan was officially signed in Ottawa on February 14, 2025, where project planning activities have since commenced. With its significant industrial load, the Casino Project is central to the concept behind the grid connection – its advancement signals confidence in the Casino Project's potential and its role in shaping the Yukon's future infrastructure. While Western continues to advance LNG as the Casino Project's base case power solution, the Company looks forward to working alongside YDC and First Nations to help make the grid connection a success.

Yukon Resource Gateway Project

On March 22, 2025, the Government of Yukon announced the inclusion of the Dempster Highway in the Yukon Resource Gateway Project ("Gateway Project"), expanding the scope of the initiative to include Arctic security and regional connectivity. Whilst positive for the Yukon, a portion of funding previously allocated to the Casino Copper-Gold Access Road has been redirected to support this near-term priority. Western remains in close collaboration with the Yukon government, and discussions on future funding are expected to advance as the project moves through the environmental assessment process, which includes the road.

Port of Skagway Transportation Study

Western has completed an updated transportation study evaluating options for shipping concentrate from the Casino Project to the Port of Skagway ("Skagway"). The study, conducted in collaboration with the Municipality of Skagway and the Government of Yukon, assessed both bulk and containerized transportation methods, assessed infrastructure requirements at Skagway, and provided feasibility-level capital and operating cost estimates across multiple scenarios. Several promising transportation alternatives were identified, with costs broadly in-line with, or lower than, the Company's 2022 feasibility study estimates.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

The Company is committed to working collaboratively with our First Nations and local communities to progress the Casino Project, using internationally recognized responsible mining technologies and practices.

On behalf of the board,

"Sandeep Singh"

Sandeep Singh
President and CEO
Western Copper and Gold Corporation

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Such forward-looking statements herein include statements regarding the timing, funding, and progress of infrastructure initiatives, including the B.C.-Yukon Grid Connect Project, the Yukon Resource Gateway Project, and transportation options to the Port of Skagway. These statements are based on current information and interpretations, which may evolve as discussions with governments continue and additional technical and environmental work is undertaken.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the risk of unforeseen challenges in advancing the Casino project, potential impacts on operational continuity, changes in general market conditions that could affect the Company's performance; and other risks and uncertainties disclosed in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure documents.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the timely advancement of infrastructure initiatives, the continued support and collaboration of the Yukon government and other stakeholders, the availability of funding for such initiatives, and such other assumptions and factors as set out herein, and in the Company's annual information form and Form 40-F for the most recently completed financial year and its other publicly filed disclosure document.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, other factors may cause results to be materially different from those anticipated, described, estimated, assessed or intended. These forward-looking statements represent the Company's views as of the date of this news release. There can be no assurance that any forward-looking statements will be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not intend to and does not assume any obligation to update forward-looking statements other than as required by applicable law.

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For further information: For more information, please contact: Cameron Magee, Director, Investor Relations & Corporate Development, Western Copper and Gold Corporation, 437-219-5576 or cmagee@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 07:30e 10-APR-25